O  L  S  H  A  N

O L S H A N   G R U N D M A N   F R O M E   R O S E N Z W E I G   &   W O L O S K Y   L L P

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65 EAST 55TH STREET
NEW YORK, NEW YORK 10022
TELEPHONE: 212.451.2300
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EMAIL: HKESNER@OLSHANLAW.COM:

June 26, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Benson

RE:	Handheld Entertainment, Inc. Amendment No. 1 to Registration Statement on Form SB-2 Filed June 7, 2006 File No. 333-133550

RE:	Registration Statement on Form SB-2 Filed April 11, 2006 File No. 333-133215

Dear Mr. Benson:

We are securities counsel to Handheld Entertainment, Inc., a Delaware corporation (the ‘‘Company’’). We hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporation Finance dated June 21, 2006 relating to the following filings of the Company: (i) Amendment No. 1 to Form SB-2 filed on June 11, 2006 (‘‘Amendment No. 1’’) and (ii) Form SB-2 filed on April 11, 2006 (the ‘‘Resale SB-2’’). Our responses are numbered to correspond to the comments of the staff of the Division of Corporation Finance (the ‘‘Staff’’) and are filed in conjunction with Amendment No. 2 to the Registration Statement on Form SB-2 (‘‘Amendment No. 2’’), which amends Amendment No. 1. Following the Staff’s approval of the responses to Amendment No. 1, the Company will make conforming changes to the Resale SB-2.

General

1.	We note the preliminary proxy you filed on June 2, 2006 seeks your authorization to conduct a reverse stock split. Please revise your prospectus to discuss the proxy and the purpose and effects of the reverse stock split.

We have included language on page 15 of the prospectus to discuss the proxy and the purpose and effects of the reverse stock split. To the extent the Company implements the reverse split, which is subject to stockholder approval, appropriate changes will be made to share numbers in the prospectus to reflect post-split share numbers.

NEW JERSEY OFFICE
2001 ROUTE 46/SUITE 202
PARSIPPANY, NEW JERSEY 07054
TELEPHONE: 973.331.7200
FACSIMILE: 973.331.7222

Cover Page

2.	Please refer to comment 3 in our letter dated May 23, 2006. We note your statement in the correspondence letter indicating that your offering price will be based on the trading price of your common stock on the NASDAQ at the approximate time of the offering. Please add disclosure on your cover page and elsewhere in your prospectus as appropriate, clearly stating that although the shares will be listed on the NASDAQ, the price will be tied to the price on the OTC Bulletin Board.

The Company has added the requested disclosure on the cover page and on page 51 of the prospectus.

3.	Please refer to comment 5 in our letter dated May 23, 2006. We note your statement in the correspondence letter indicating that you have authorized the filing of an application for trading on the Boston Stock Exchange, which may become effective prior to the effectiveness of this SB-2. Please add this disclosure in the prospectus and discuss your intention in authorizing the application for trading on the Boston Stock Exchange. For example, please explain whether you intend to have a dual listing of your common stock on both the Boston Stock Exchange and the NASDAQ. Further explain whether you intend to pursue listing on the Boston Stock Exchange as an alternative to a NASDAQ listing. Please be aware that if you distribute preliminary prospectuses disclosing your anticipated listing on the NASDAQ and you subsequently list your common stock on the Boston Stock Exchange, you may have an obligation to re-circulate your preliminary prospectus.

The Company has applied for listing on both NASDAQ and the Boston Stock Exchange. It is the intention of the Company to have its common stock listed on both of them. However, the underwriters have made listing on the NASDAQ a closing condition to the offering. The Company has added clarifying language on the cover page as well as page 50.

Prospectus Summary, page 1

4.	Please refer to comment 8 in our letter dated May 23, 2006. We note that you have retained the disclosure appearing in the ‘‘Our Competitive Strengths’’ and ‘‘Growth Strategy’’ sections of the summary. Please revise the disclosure under these captions to include only the material aspects of your offering and to delete the promotional terms and phrases. For example, we note reference to your members of management serving as ‘‘leaders with early stage technology-based consumer electronics companies....’’ Alternatively, please relocate or delete these sections from the summary.

The Company has revised the disclosure in the referenced sections by deleting the promotional terms and phrases on pages 1 and 2 of the prospectus.

5.	Please refer to comment 9 in our letter dated May 23, 2006. As requested previously, please delete the statement that ‘‘Unlike Apple, our products and digital content can be used on many platforms and are compatible with many different codecs (compression/decompression technology).’’

As requested, the Company has deleted the language on pages 1 and 30 of the prospectus.

Risk Factors, page 5

6.	Please refer to comment 15 in our letter dated May 23, 2006. We continue to believe that some of your risk factors are considered generic and could apply to many companies in your industry or in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors accordingly:

•	Sales in the consumer electronic industry can be highly seasonal..., page 9.

•	Our industry is subject to rapid technological change..., page 12.

Please revise as appropriate.

As requested, the Company has deleted the referenced risk factors.

Use of Proceeds, page 15

7.	Please refer to comment 20 in our letter dated May 23, 2006. We note your revised disclosure indicating that the amounts and timing of your actual expenditures may vary substantially from the estimates provided in this section. We also note your statement in the correspondence letter indicating that this disclosure refers to the use of working capital. Please add disclosure in this section, if true, that your discretion in the allocation of proceeds refers to the amount reserved for working capital purposes. See Instruction 7 to Item 504 of Regulation S-K for guidance. Please revise accordingly.

The Company has deleted the referenced sentence. Please note the risk factor on page 13 that discusses the discretion in the allocation of proceeds reserved for working capital purposes.

8.	We note that the amounts provided for use of proceeds is based on an assumed offering price of $5.00 per share. Please explain how this price was determined since it differs from the market price disclosed elsewhere in the prospectus. We may have further comment upon review.

The $5.00 price was based on the closing stock price of the Company’s common stock on April 21, 2006, a recent date prior to the initial filing of the Form SB-2 on April 26, 2006. We have revised the offering price in this section of Amendment No. 2 to $4.00, which reflects the closing price on June 21, 2006.

Management’s Discussion and Analysis or Plan of Operations, page 18

Liquidity and Capital Resources, page 27

9.	Your discussion and analysis of cash flows should include discussion of the full fiscal years 2004 and 2005. Your disclosure currently only includes discussion and analysis of the three months ended March 31, 2006 and March 31, 2005. Refer to Item 303(b) of Regulation S-B.

The Company has revised the disclosure in Amendment No. 2 to include a discussion and analysis of cash flows for the full fiscal years 2004 and 2005. See page 28 of the prospectus.

Management, page 56

10.	Please refer to comment 31 in our letter dated May 23, 2006. As requested previously, please substantiate or delete the promotional statements appearing throughout this section. For example, we note several biographies refer to years of professional experience although the disclosure does not support the experience indicated. As another example, we note the statement in the biography of Mr. Gitlin that he helped pioneer early webcasting and Internet distribution of content from TV shows and films in the late 1990’s. Please revise your disclosure as appropriate.

As requested, we have either substantiated or deleted the promotional statements appearing throughout this section.

Underwriting, page 50

11.	Please refer to comment 36 in our letter dated May 23, 2006. We note your revised disclosure indicating that you are not currently eligible to trade on the NASDAQ Capital Market, but you reasonably believe that you will meet all the eligibility requirements upon consummation of the offering. Please describe the eligibility requirements you refer to and disclose the basis for your belief that you will meet those requirements upon consummation of the offering.

The Company has described the eligibility requirements referenced, and disclosed the basis for its belief that it will meet those requirements upon consummation of the offering. See page 50 of the prospectus.

Financial Statements

Fiscal Year 2005 Financial Statements, page F-3

12.	We considered your response to comment 50 from our letter dated May 23, 2006. You accounted for the February 10, 2006 acquisition as a recapitalization. As a result, Handheld Entertainment, Inc.’s stockholders’ equity and earnings per share should have been retroactively restated to reflect VIKA Corp.’s legal equity structure. Given the fact that it appears that VILA Corp.’s equity structure did not include preferred shares and ultimately the former Handheld Entertainment preferred shareholders received common shares it appears that Handheld Entertainment’s historical preferred shares outstanding should be retroactively adjusted to be reflected as common shares outstanding. Your weighted average shares outstanding for all periods presented should also be adjusted accordingly. Please revise your fiscal 2005 financial statements, your first quarter 2006 financial statements, your summarized financial data included in the prospectus summary, your Form 10-QSB for quarterly period ended March 31, 2006, and your pro forma financial statements included in your Form 8-K/A filed April 11, 2006.

The Company has revised the disclosure throughout Amendment No. 2 to include the Staff’s advice with respect to accounting for the recapitalization as of December 31, 2005.

First Quarter 2006 Financial Statements, page F-32

Notes to Consolidated Financial Statements, page F-35

Note 1. Basis of Presentation, page F-35

Interim Financial Statements, page F-35

13.	Please revise to describe the nature of the information contained in the Form 8-K/A filed on April 11, 2006. Please also either provide a cross reference to Note 5 or include a discussion of the effect of the recapitalization in your basis of presentation note. Your Form 10-QSB for the quarterly period ended March 31, 2006 should be revised in a similar fashion.

As was disclosed in Note 1 to the March 31, 2006 financial statements, ‘‘Basis of consolidation’’ footnote, we referenced the Form 8-K/A which was filed on April 11, 2006 because it includes the financials of the Company as of December 31, 2005. Given that the Company entered into a reverse merger subsequent to December 31, 2005 and the Annual Report on Form 10-KSB, which was filed on March 30, 2006, includes the financial results of the predecessor entity, VIKA Corp., it was not appropriate to reference the Form 10-KSB to provide the reader full disclosure on all aspects of the areas covered in this note with respect to the Company’s consolidation principles. It is the Company’s belief that the reference to the Form 8-K/A is appropriate given its disclosure responsibilities for an interim period.

We have included the cross reference per the Staff's request.

Note 11. Shareholders’ Equity, page F-41

14.	The common shares issued under the private placement in February 2006 are subject to registration rights pursuant to a registration rights agreement. You determined that the registration rights agreements themselves were derivative instruments subject to classification as a liability at fair value. At March 31, 2006 you determined that since the registration statement had been filed timely and the Securities and Exchange Commission notified you that the registration statement would not be reviewed, that the fair value of the registration rights agreement using a probability based discounted cash flow model was zero. Please tell us, with reference to authoritative guidance, why you consider the registration rights agreements derivative instruments. When valuing the derivatives, please tell us your consideration of the fact that you are required to maintain effectiveness for a certain period of time. We also note per your response to comment 47 from our letter dated May 23, 2006 that you plan on amending your Form SB-2 filed April 11, 2006 which registered these shares. Please tell us your consideration of this future amendment in fair valuing the derivative liability.

The common shares issued under the private placement are subject to registration rights pursuant to a registration rights agreement (the ‘‘Agreement’’). The Agreement states that the registration statement shall be (i) filed within 60 days of February 10, 2006, (ii) declared effective within 120 days of the initial filing date and (iii) kept effective until the earlier of (a) 18 months after February 10, 2006 or (b) the date when all registerable securities have been sold. The Agreement contains a liquidated damages provision whereby liquidated damages may accrue and are payable in cash or common stock at fair market value, at the Company’s discretion, at the rate of 1% of the aggregate amount invested by the investors per 30 day period or pro-rated for partial periods if (i) a registration statement is not filed within 60 days of February 10, 2006, (ii) the Company does not respond to initial comments of the SEC within 21 days after the Company’s receipt of such comments or (iii) if the Company fails to use its reasonable best efforts to cause the registration statement to be declared effective. The liquidated damages are limited under the Agreement to a 6% maximum amount. The registration statement was filed on April 11, 2006 as per the Agreement. Additionally, the Company has exercised a market standoff provision included in the registration rights agreement whereby the shares, subject to the registration statement, will be subject to a 180 day lockup period following the effectiveness of a second registration statement filed by the Company on April 26, 2006, which is an underwritten offering.

The Agreement is a derivative since it meets that definition under EITF 05-4 paragraph 8 and does not meet the EITF 00-19 exception since there is no cap on the stock potentially issuable under the ‘‘payable for stock or cash at company option’’ clause. The number of shares of stock is indeterminate because the fair market value of the stock is not known at a measurement date.

The Company did determine however that the Agreement itself is a derivative instrument subject to classification as a liability at fair value. The maximum liquidated damages amount computed at 6% would be $456,300 and the Company valued the derivative liability at fair value, subject to that maximum amount. At March 31, 2006, the Company determined that since the registration statement had been filed timely and the Securities and Exchange Commission has notified the Company that the registration statement would not be reviewed by them, that the fair value of the Agreement using a probability based discounted cash flow model was zero. In future reporting periods, the Company believes the probability of a liability from liquidated damages would be deminimus since the liquidated damages are tied to the three conditions noted above, all of which have been met. The Company will reevaluate the fair value at each reporting date until its registration obligation has been vacated.

The Company does not believe that updating the resale registration statement filed on April 11, 2006 has any effect on the liquidated damage clause included in the registration statement as it has met all of the conditions noted above which could have triggered the clause. To note, the market standoff clause, whereby the Company is permitted to delay the effectiveness of the resale registration statement by up to six months if it undertakes an underwritten offering, has sidelined the registration process for the resale shares in accordance with the Agreement between the company and the relevant shareholders.

Form SB-2 Filed April 11, 2006

15.	Please revise this filing to comply with the above comments as applicable.

Once the Staff is satisfied with the Company’s responses to the Staff’s comments, then the Company will make the corresponding changes to the Resale SB-2.

* * * * *

Closing

We have carefully reviewed the Staff’s comments and have set forth our responses above. We have incorporated such responses, where applicable, in Amendment No. 2. For your convenience, we have included three (3) copies of both a marked (compared to Amendment No. 1 filed on June 7, 2006) and a clean copy of Amendment No. 2.

We welcome a further discussion on any of our points addressed within this response letter. Should you have any questions, please contact Benjamin Reichel at (212) 451-2291 or the undersigned at (212) 451-2259.

Sincerely,
/s/ Harvey J. Kesner
Harvey J. Kesner